SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June 15, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) nº 35300016831

EXCERPT FROM THE MINUTES OF THE 698TH BOARD OF DIRECTORS MEETING

On May 14, 2009, at 9:00 a.m., by call of the chairwoman of the Board of Directors, the members of the Board of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, named and signed below, met on an ordinary basis, pursuant to the provisions in the caput of Article 13 of the Company’s Bylaws, in the conference room located at Rua Bela Cintra, 847 – 14º andar, São Paulo. Calling the meeting to order, the Chairwoman of the Board of Directors, Mrs. Dilma Seli Pena, greeted all the members present and justified the absence of Board member Mr. Alberto Goldman. (...) Subsequently, the Chairwoman of the Board proceeded to item V of the agenda, (i) the issuance of promissory notes for public distribution; and (ii) the issuance of simple unsecured debentures not convertible into Company’s shares for public distribution, asking the Chief Financial Officer and Investor Relations Officer, Mr. Rui de Britto Álvares Affonso, and the Head of Capital Markets and Investor Relations, Mr. Mário Azevedo de Arruda Sampaio, to present the matter, which was done based on the Proposal to the Board of Directors of May 7, 2009, the Board of Executive Officers’ Resolution No. 0126/2009, of May 8, 2009, and the Internal Memo FI No. 032/09, of May 5, 2009. After the matter was discussed, the members of the Board approved by unanimous vote the Board of Executive Officers’ proposal for structuring the following processes in the following conditions: (i) the issuance of promissory notes for public distribution with firm commitment and restricted placement efforts (“PN Offer”) and “Promissory notes”, respectively), pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 476/09. Total Issuance Value: Six hundred million reais (R$600,000,000.00) on the date of the PN Offer. Series: single. Number: thirty (30) Promissory notes. Unit Face Value of the Promissory notes: twenty million reais (R$20,000,000.00) on the respective date of the PN issuance (“PN unit face value”). Form and Proof of Ownership: the Promissory Notes shall be issued in registered form, physically issued, and shall be deposited at a service provider of the agent bank. For all intents and purposes, ownership of the Promissory Notes shall be proved by the physical note. Additionally, for Promissory Notes held in custody at the Clearing House for the Custody and Financial Settlement of Securities (CETIP) a statement shall be issued by this institution on behalf of the owner. Date of Issuance: the date of issuance of each of the Promissory Notes shall correspond to the date of the actual subscription and payment of the respective Promissory Note (“PN Issuance Date”). Remuneration: the PN unit face value shall not be restated. This value shall bear compensatory interest corresponding to the accrued variation of the average one-day interbank deposits, calculated and disclosed by CETIP S.A. – Assets and Derivatives Organized Counter (“CETIP”), denominated “Overnight DI extra group”, based on two hundred fifty-two (252) business days, expressed in percentage form per year (“Overnight DI Rate”), plus a three and one-half percent (3.50%) spread per year, based on two hundred fifty-two (252) business days, (“Spread”, and, jointly with the Over DI Rate, “Remuneration”), calculated exponentially and cumulatively pro rata temporis per business days elapsed, from the PN Issuance Date up to the date of actual payment of the respective Promissory Note. The Remuneration shall be fully paid on the respective Maturity Date or on the date of early settlement resulting from an Early Maturity or Early Redemption Event. Term: up to one hundred eighty (180) days as of the respective NP Issuance Date (“Maturity Date”). Guarantee/Surety: there is none. Place of Payment: at CETIP or in the Company’s headquarters. Maturity Extension: Maturity shall be extended for payment of any obligation arising from the Promissory Notes up to the first (1th) subsequent Business Day, if maturity falls on a non-business day or on a bank holiday in the Place of Payment of the Promissory Notes, in the City and State of São Paulo, without any additions to the amounts to be paid, except for cases when payment must be made by CETIP, in which case maturity shall only be extended when the payment date falls on a national holiday, Saturday or Sunday. Allocation of Proceeds: Proceeds obtained by the PN Offer shall be allocated to the settlement of financial obligations due in 2009, particularly with the payment of debentures: 1st Series of the 8th Issuance, in the amount of three hundred fifty million reais (R$350,000,000.00), maturing on June 1, 2009, and 2nd Series of the 6th Issuance, in the approximate amount of two hundred fifty million reais (R$250,000,000.00), maturing on September 1, 2009.

Subscription and Payment Method: the Promissory Notes shall be paid in cash on the respective PN Issuance Date, in domestic currency, for the PN Unit Face Value. Coordinators of the PN Offer: the PN Offer shall be coordinated by BB Banco de Investimento S.A. (“Lead Coordinator”), with the participation of Caixa Econômica Federal (“CAIXA”), HSBC Corretora de Títulos e Valores Mobiliários S.A. – Banco Múltiplo (“HSBC”) and Banco Votorantim S.A. (“Votorantim” and, jointly with the Lead Coordinator, Caixa and HSBC, “Coordinators”). Registration for Placement and Trading: the Promissory Notes shall be registered for primary placement and secondary trading through the NOTA system (“NOTA”), managed by CETIP; the distribution shall be settled and the NOTA held in custody electronically at CETIP. Early Redemption: Once the proceeds from the issuance of Debentures are disbursed (as defined below) and before the maturity of the Promissory Notes the Issuer shall use these proceeds to concomitantly redeem the Promissory Notes. The Company shall only be allowed to redeem the Promissory Notes in advance in this event, and shall have to do it at the PN Unit Face Value plus the Remuneration calculated pro rata temporis from and including the PN Issuance Date up to but excluding the date of the respective redemption, pursuant to the procedure adopted by CETIP for the Promissory Notes held in custody through NOTA or the agent bank. Early Maturity: the Promissory Notes shall have their early maturity declared in the events provided for in the Promissory Notes, as they are traded with the PN Offer coordinators (“Early Maturity Events”); and (ii) the issuance of simple unsecured debentures not convertible into shares for public distribution (“Debentures”), within the scope of the 2nd Program for Distribution of Securities (“Program”) filed at CVM on October 23, 2008. Total Issuance Value: six hundred million reais (R$600,000,000.00), with due regard for the possibility of the issuance being increased pursuant to Article 14, paragraph 2 and Article 24 of CVM Instruction No. 400 of December 29, 2003, as amended. Series: single. Number: six hundred thousand (600,000) Debentures. Type: unsecured. Unit Face Value of Debentures: one thousand reais (R$1,000.00) on the respective issuance date (“Debenture Unit Face Value”). Remuneration: pegged to the variation of the Overnight DI Rate, disclosed by CETIP, plus a three and one-half percent (3.50%) spread per year, based on two hundred fifty-two (252) business days. Guarantee: there is none. Convertibility: simple debentures, not convertible into Company’s shares. Term: five (5) years. Amortizations: the Debentures shall be fully amortized in three installments, of which the first shall correspond to one third (1/3) of the outstanding balance not paid on the thirty-sixth (36th) month; the second installment corresponds to half (1/2) of the outstanding balance not paid on the forty-eighth (48th) month; and the third installment corresponds to the full outstanding balance not paid on the sixtieth (60th) month. Early Maturity: Events of early maturity normally used in operations of this nature shall be negotiated with the coordinators of the Debentures issuance, with due regard for the Program’s parameters. The final conditions of the simple Debentures Issuance shall be determined by the Board of Directors by means of a proposal made by the Board of Executive Officers. Authorizations: The Board of Directors authorizes the members of the Company’s Board of Executive Officers to practice any and all acts related to the Promissory Notes and the Debenture issuances, with due regard for the legal and statutory provisions. (...) After they were approved, these minutes were signed by the members of the Board of Directors who attended the meeting. Dilma Seli Pena, Alexander Bialer, Antero Paes de Barros Neto, Francisco Vidal Luna, Gesner José de Oliveira Filho, Humberto Rodrigues da Silva, Jerônimo Antunes, Manuelito Pereira Magalhães Júnior, Mário Engler Pinto Júnior, Reinaldo Guerreiro and Roberto Yoshikazu Yamazaki. We hereby declare that this text is a free English translation of the Minutes drawn up in the Board of Directors’ Book of Minutes. São Paulo, May 15, 2009. Dilma Seli Pena. Chairwoman of the Board of Directors. Sandra Maria Giannella. Executive Secretary of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: June 15, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.